SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2009

Management Discussion and Analysis of Financial Position and Operating Results

We are a development stage company that since 1994 has assembled a portfolio of silver-dominant projects which are located in seven countries in the Americas and Australia.  We are focused on advancing our five principal projects, the Pirquitas project, the San Luis project, the Pitarrilla project, the Diablillos project and the Snowfield project.  Currently we are ramping up our Pirquitas project, located in the province of Jujuy in northwest Argentina, to commercial production.  In aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company.  Certain of our projects also contain significant gold resources. We may opportunistically monetize certain of our other assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of our financial position and operating results for the three and nine months ended September 30, 2009 and 2008 is prepared as of November 4, 2009 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto and in conjunction with the MD&A for the year ended December 31, 2008, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts referred to in this discussion and analysis are expressed in United States (“US”) dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

Effective January 1, 2009, we changed our measurement and reporting currency from the Canadian dollar to the US dollar as a result of a change in the nature of our operations.  Due to the development of the Pirquitas project as well as our other principal projects in countries other than Canada, a significant portion of costs are incurred in US dollars.  Our recent debt and equity financings were completed in US dollars, and we now hold a majority of our cash and cash equivalents in US dollars.  With commercial production anticipated to commence at our Pirquitas project in 2009, our revenue stream will also be denominated in US dollars.  See note 14 of our interim financial statements for the effect of the change in functional currency on prior year comparative figures.

THIRD QUARTER FINANCIAL RESULTS

•	We recorded a loss for the quarter of $0.1 million or $0.00 per share. Significant items incurred during the quarter include:
o	$2.5 million of general and administration expense;
o	$1.2 million non-cash stock based compensation expense;
offset by:
o	$2.9 million foreign exchange gain, reflecting weakening of the US dollar against our Canadian dollar net monetary assets.

•	We incurred $19.8 million for construction, $18.7 million for pre-operating costs and $2.2 million for mining equipment at the Pirquitas project in Argentina.

•
We incurred $12.6 million in exploration expenditures to advance other key properties during the quarter. Significant exploration expenditures include $8.8 million at the Snowfield project in Canada, $1.7 million at the San Luis project in Peru, $1.0 million at the Pitarrilla project in Mexico, and $0.5 million at the Diablillos project in Argentina.

THIRD QUARTER FINANCIAL REVIEW

For the quarter ended September 30, 2009, we recorded a net loss of $95,000 ($0.00 per share) compared to net earnings of $11,951,000 ($0.19 per share) in the comparative quarter in 2008.  For the nine month period ended September 30, 2009, we recorded a net loss of $4,067,000 ($0.06 per share) compared to net earnings of $8,366,000 ($0.13 per share) in the same period of the prior year.  A discussion of the various components of the expense and income items compared to the prior year are as follows:

Exploration and mineral property costs
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	$(000)	$(000)	$(000)	$(000)

Property examination and exploration	73	72	183	238
Reclamation and accretion	86	51	258	172
	159	123	441	410

We incurred $73,000 in property examination and exploration expenditures during the quarter compared to $72,000 for the same quarter in 2008.  For the nine month period ended September 30, 2009, property examination and exploration expenditures were $183,000, compared to $238,000 in the same period of the prior year, reflecting a decrease in general exploration activities as we continue to focus on development of the Pirquitas project.

Reclamation and accretion expense was $86,000 during the quarter compared to $51,000 during the same quarter of the prior year.  For the nine month period ended September 30, 2009, reclamation and accretion expense was $258,000 compared to $172,000 in the same period of the prior year.  The increase is attributable to higher accretion expense for asset retirement obligations for the Pirquitas project.

Expenses	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	$(000)	$(000)	$(000)	$(000)

General and administration	2,547	1,972	7,213	6,074
Depreciation	59	78	165	225
Stock-based compensation	1,247	2,600	4,770	7,436
Foreign exchange gain	(2,932)	(1,591)	(4,598)	(3,300)
	921	3,059	7,550	10,435

General and administrative expenses during the quarter were $2,547,000 compared to $1,972,000 in the same quarter of the prior year.  For the nine month period ended September 30, 2009, general and administration expenses were $7,213,000 compared to $6,074,000 in the same period of the prior year.  The increase in general and administrative expenses was the result of office relocation costs during the quarter and an increase in aggregate salaries and employee benefits and recruiting fees related to hiring additional senior staff as we transition to a producing mining company.

Stock-based compensation expense during the quarter was $1,247,000 compared to $2,600,000 in the same quarter of the prior year.  For the nine month period ended September 30, 2009, stock-based compensation expense was $4,770,000 compared to $7,436,000 in the same period of the prior year.  Stock based compensation expense is recognized over the vesting period of the options granted.  The decrease in total stock-based compensation from the prior year was due to fewer unvested stock options outstanding in the current period as compared to the same period of the prior year.

Stock-based compensation assigned to mineral properties during the quarter was $91,000 compared to $41,000 in the same quarter of the prior year.  For the nine month period ended September 30, 2009, stock-based compensation assigned to mineral properties was $130,000 compared to $29,000 in the same period of the prior year.  The increase was related to new stock options granted to employees on the Pitarrilla and San Luis projects during the current year.

Foreign exchange gain was $2,932,000 for the quarter compared to $1,591,000 in the same quarter of the prior year.  For the nine month period ended September 30, 2009, foreign exchange gain was $4,598,000 compared to $3,300,000 in the same period of the prior year.  A portion of our cash and cash equivalents, marketable securities, asset-backed commercial paper investments and convertible debenture receivable are denominated in Canadian dollars.  Therefore, strengthening of the Canadian dollar in relation to the US dollar resulted in foreign exchange gains in each of the respective periods.

Other income (expenses)	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	$(000)	$(000)	$(000)	$(000)

Investment income	233	978	814	2,565
Gain on sale of marketable securities	71	-	1,824	2,090
Gain on sale of mineral properties	-	31,463	167	31,463
Gain (write-down) on other investments, net	136	-	388	(17,903)
Financing fees	-	-	-	(3,773)
Interest expense on convertible notes	-	(681)	-	(2,726)
Gain on sale of silver bullion	-	-	-	23,699
Write-down of mineral properties	-	-	(377)	-
Unrealized gain (loss) on financial instruments held-for-trading	158	(888)	141	491
	598	30,872	2,957	35,906

For the three month period ended September 30, 2009, investment income was $233,000 compared to $978,000 in the same period of the prior year.  For the nine month period ended September 30, 2009, investment income was $814,000 compared to $2,565,000 in the same period of the prior year.  The decrease in investment income was due to a combination of less funds being available for investment and lower yields realized on investments.  As a result of significant volatility in the credit markets, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in US and Canadian government treasury bills.  These treasuries are considered to be lower risk and, as a result, have lower yields.

Gain on sale of marketable securities was $71,000 and $1,824,000 for the three and nine months ended September 30, 2009 compared to $nil and $2,090,000 for the respective periods in the prior year.  During the nine month period ended September 30, 2009, we sold all of our investments in Minco Silver and Allied Nevada Gold resulting in the realized gains.

In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”).  Under the terms of the agreement, Orko paid us total consideration of $202,000, consisting of 306,000 shares of Orko.  The sale resulted in a gain of $167,000. In July 2008, we completed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation.  The sale resulted in a gain on sale of mineral property of $31,463,000.

For the three months ended September 30, 2009, we recorded interest income on our restructured asset-backed commercial paper (“ABCP”) of $136,000 as a gain on other investments compared to $nil in the same quarter of the prior year.  For the nine months ended September 30, 2009, we recorded a recovery of other investments of $388,000 compared to a write-down of $17,903,000 in the same period of the prior year.  The recovery for the nine months ended September 30, 2009 is a result of retroactive interest payments received on our ABCP net of a write-down of our convertible debenture with Aurcana Corporation (“Aurcana”).  During the nine month period ended September 30, 2009, we received retroactive interest payments on our ABCP investments totaling $2,254,000.  These interest payments cover the period from August 2007 to the date of receipt of our restructured notes in January 2009.  In the nine month period ended September 30, 2008, we recorded a write-down of $17,903,000 on our investment in ABCP to its estimated fair value.  In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments.  The legal action was discontinued during the third quarter.

During the second quarter of 2009, we renegotiated the terms of the convertible debenture with Aurcana, resulting in a reduction in the coupon rate from 3% per year to 1.5% in the first year and an increase to 4% per year thereafter.  As a result, a $2,002,000 write-down of our accrued interest and convertible debenture from Aurcana was recorded during the nine month period ended September 30, 2009 to reflect the fair value of the restructured debenture.

In February 2008, we successfully completed a $138,000,000 convertible note financing.  The convertible notes bear interest at a rate of 4.5% per year and may be redeemed by us on and after March 5, 2013.  Financing fees of $3,773,000 expensed in the prior year relate to one-time financing expenses including underwriters’ commissions, legal fees and auditors’ fees associated with the financing.

For the three month period ended September 30, 2009, interest and accretion expense related to the convertible notes was $3,273,000 compared to $3,027,000 for the three month period ended September 30, 2008. For the nine month period ended September 30, 2009, interest and accretion expense related to the convertible notes was $9,625,000 compared to $6,897,000 in the same period of the prior year.   As a result, no interest was expensed to net loss in the current year.  For the three and nine months ended September 30, 2008, $2,346,000 and $4,171,000 of interest and accretion expense were capitalized to construction in progress, resulting in $681,000 and $2,726,000 of interest and accretion expensed to net loss in the respective periods for 2008. In the current year, all interest and accretion expense incurred was capitalized to construction in progress.

In March 2008, we sold our silver bullion for a gain of $23,699,000.  No tax expense was recorded as we had sufficient tax pools to offset the taxable gain on the sale.

During the first quarter, we allowed our mineral rights for the La Bandera project in Mexico and Veca project in Peru to lapse.  As a result, a $377,000 write-down of mineral property was recorded to net loss for the nine month period ended September 30, 2009.  No write-down of mineral property was recorded in the same period of the prior year.

Unrealized gain on financial instruments held-for-trading during the three and nine month periods ended September 30, 2009 was $158,000 and $141,000 compared with an unrealized loss of $888,000 and unrealized gain of $491,000 in the same periods of the prior year.  These unrealized gains and losses represent the mark-to-market adjustments on financial instruments held-for-trading, which have fluctuated significantly due to market fluctuations over the past year.

Income taxes expense (recovery)	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	$(000)	$(000)	$(000)	$(000)

Current income tax	-	12,842	(900)	12,842
Future income tax	(387)	2,897	(67)	3,853
	(387)	15,739	(967)	16,695

For the three and nine months ended September 30, 2009, we recorded an income tax recovery of $nil and $900,000, respectively.  In July 2008, we estimated income tax expense of $13,370,000 related to sale of the Shafter project.  During the nine month period, we finalized our tax filing which resulted in a reduction in our original estimate of income tax expense by $900,000.  Future income tax recovery during the quarter was $387,000 compared to expense of $2,897,000 in the same quarter of the prior year.  For the nine month period ended September 30, 2009, future income tax recovery was $67,000 compared to expense of $3,853,000 for the same period of the prior year.  Future income tax recovery (expense) reflects the tax effect of unrealized gains (losses) on our marketable securities during the respective periods.

Summary of quarterly results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) Per Share $
September 30, 2009	nil	(95)	(1)	(0.00)
June 30, 2009	nil	(1,374)	(2)	(0.02)
March 31, 2009	nil	(2,598)	(3)	(0.04)
December 31, 2008	nil	(14,312)	(4)	(0.23)
September 30, 2008	nil	11,951	(5)	0.19
June 30, 2008	nil	(5,913)	(6)	(0.09)
March 31, 2008	nil	2,328	(7)	0.04
December 31, 2007	nil	(13,896)	(8)	(0.22)

Explanatory notes:
(1)	Includes $1,247,000 non-cash stock based compensation expense offset by $2,932,000 of foreign exchange gain.
(2)
Includes $1,609,000 non-cash stock based compensation expense, $2,002,000 write-down in convertible debenture receivable, offset by $2,701,000 of foreign exchange gain and $1,753,000 gain on sale of marketable securities.

(3)	Includes $1,914,000 non-cash stock based compensation expense, $1,035,000 of foreign exchange loss, offset by $1,602,000 recovery of other investments.
(4)
Includes $3,100,000 foreign exchange loss, $2,165,000 non-cash stock based compensation expense, $4,891,000 mark to market write-down of marketable securities and $1,733,000 of current income tax expense.

(5)
Includes $18,621,000 after-tax gain on sale of Shafter Silver project, $1,591,000 foreign exchange gain, net of $2,897,000 future income tax expense, $2,600,000 non-cash stock based compensation expense and $888,000 unrealized loss on financial instruments held-for-trading.

(6)	Includes $2,412,000 in non-cash stock based compensation expense, $1,116,000 foreign exchange loss, and $1,420,000 interest expense on convertible debt.
(7)
Includes $23,699,000 gain on sale of silver bullion, $2,825,000 foreign exchange gain, $1,391,000 gain on financial instruments held-for-trading and $974,000 gain on sale of marketable securities net of $17,903,000 write-down in fair value of asset-backed commercial paper.

(8)	Includes $3,956,000 non-cash stock based compensation expense and a further $8,156,000 write-down in fair value of asset-backed commercial paper.

Financial Position and Liquidity

Liquidity and Capital Resources

At September 30, 2009, we held $42,886,000 in cash and cash equivalents and $11,037,000 in marketable securities.  A significant portion of our cash and cash equivalents are held in large Canadian financial institutions and are composed of financial instruments issued by US and Canadian banks and governments with high investment grade ratings.

We will carefully manage our resources including our working capital of $27,036,000 and other assets to maintain our liquidity and capital resources through the initial production period.

Operating Activities

Cash flows used in operations in the quarter were $5,677,000 compared to $10,908,000 in the same quarter of the prior year.  For the nine months ended September 30, 2009, cash flows used in operations were $19,073,000 compared to $19,036,000 in the same period of the prior year.  The decrease in cash used in operations during the quarter was primarily due to lower investment income and timing of changes in working capital items.

Financing Activities

The following table summarizes cash flows from financing activities:

Financing activities	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	$(000)	$(000)	$(000)	$(000)

Shares issued for cash	51,030	218	151,786	1,661
Share issue costs	(3,124)	-	(8,921)	-
Proceeds from issuance of convertible notes	-	-	-	138,000
Financing costs related to equity portion of convertible notes financing	-	-	-	(1,473)
	47,906	218	142,865	138,188

During the quarter, we closed a public share offering of 2,997,816 common shares at a price of $17.00 per share, for aggregate gross proceeds of $50,963,000. After deducting underwriting fees and estimated offering expenses of $3,124,000, net proceeds were $47,839,000.

In the first quarter of 2009, we closed a public share offering of 5,825,713 common shares at a price of $17.00 per share, for aggregate gross proceeds of $99,037,000. After deducting underwriting fees and offering expenses during the nine months ended September 30, 2009 of $5,797,000, net proceeds were $93,240,000.

For the three and nine months ended September 30, 2009, proceeds from exercise of options were $67,000 and $1,786,000, respectively, as compared to $218,000 and $1,661,000 for the same periods of the prior year.

During the first quarter of 2008, we sold $138,000,000 in senior convertible notes.  The unsecured notes bear interest at a rate of 4.5% per annum, payable semi-annually, and mature on March 1, 2028.

Investing Activities

Mineral Properties and Capital Expenditures

Total mineral property expenditures incurred during the quarter were $8,274,000 compared to $12,407,000 in the comparable quarter of the prior year.  For the nine months ended September 30, 2009, mineral property expenditures incurred were $16,941,000 compared to $25,500,000 in the same period of the prior year.  A summary by mineral property is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	$(000)	$(000)	$(000)	$(000)

Bowdens	20	76	93	213
Candelaria	115	116	225	237
Challacollo	6	18	334	223
Diablillos	476	1,409	1,317	3,647
Pitarrilla	980	5,573	3,552	13,818
San Luis	1,737	2,021	3,687	4,819
Snowfield	8,827	4,493	9,879	4,681
Veta Colorada	-	15	110	574
Other	420	266	1,200	695
Change in working capital	(4,307)	(1,580)	(3,456)	(3,407)
	8,274	12,407	16,941	25,500

The above table reflects cash expenditures incurred by property.  It does not include the value of shares issued for mineral properties and other non-cash charges.

Pirquitas

During the quarter, approximately $22.0 million was incurred on construction and mining equipment at the Pirquitas project in Argentina.  To September 30, 2009, $239 million has been expended for the construction of the plant facilities and equipment compared to the previous estimate of $233 million.  The $239 million includes an additional $5 million expended during ramp up for enhancements made to the original plant design to optimize the silver flotation circuit.  With the continuing construction and commissioning of the plant, we incurred $48.7 million in pre-operating costs for the nine months ended September 30, 2009, of which $18.7 million were incurred during the third quarter. An additional $17.8 million in pre-operating costs were incurred in 2008.

We began open pit pre-stripping in July 2008 as well as developing mill and support teams in preparation for continuous operations.  This mining activity exposed oxide and transitional ore during the first quarter of 2009 and the ore continued to be stockpiled while the historical jig tailings were fed through the silver circuit during the third quarter.  A total of 13.6 million tonnes of waste and 499,600 tonnes of oxide and transitional ore have been mined as at September 30, 2009.

The silver circuit operated during the third quarter, and in September operating time averaged 93% over 22 consecutive days prior to a scheduled 4 day shutdown as the plant proved its mechanical and electrical reliability.  The plant feed to the end of the quarter was comprised of 139,000 tonnes of historical jig tailings ranging in grade from 90 grams/tonne to 465 grams/tonne for an average grade of 166 grams/tonne.

As envisioned in the feasibility study, the historical jig tailings were to provide material to prove the operation of the facility. The metallurgical performance from the jig tailings has been disappointing as a result of the variation in head grade and oxidation precipitates within the jig tailings. This has resulted in inconsistent silver recovery ranging from 30% to 60% and concentrate grades ranging from 900 grams of silver/tonne to in excess of 5 kilograms of silver/tonne.  As a result, we shipped 56,388 ounces of silver in concentrates during the third quarter.

We are now feeding oxide ore from the open pit into the mill and expect to achieve silver recoveries of approximately 30% from this mill feed.  The mill will continue to operate on oxide and transitional ore until the first quarter of 2010 when sulphide ore from the open pit will be introduced as mill feed.  As a consequence, Pirquitas is now expected to produce approximately 1 to 1.5 million ounces of silver in 2009 depending on the consistency of the oxide and transitional ore silver recoveries.  Test work on the open pit sulphide ore has confirmed the feasibility study results, and we plan on providing estimated silver production for 2010 later in the year as we finalize our 2010 production schedules.

The Pirquitas project has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements.  In December 2007 the National Customs Authority of Argentina has levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998.  The legality of the export duty has been challenged and is currently under review by the court in Argentina and we will pay this export duty under protest.

San Luis

A total of $1,737,000 was spent at the San Luis joint venture property in Peru during the quarter compared to $2,021,000 in the same quarter of the prior year.

An updated resource estimate completed in the fourth quarter of 2008 defined a measured and indicated resource of 348,000 ounces of gold resources and 9.0 million ounces of silver resources.

A draft of the feasibility study on placing the project into production has been completed and is under review.  The results of the feasibility study will be released following completion of the review and resolution of any issues arising out of the review.  We currently hold a 55% interest in the San Luis Joint Venture and will increase our interest to 70% on finalization of the feasibility study.  We have the right to increase our interest to 80% by placing the San Luis project in production. The remaining joint venture interest is held by Esperanza Silver Corporation.

An environmental impact study has also been initiated and is scheduled to be completed in 2010.  The joint venture is currently negotiating long-term land access agreements for the project.

Pitarrilla

A total of $980,000 was spent on our wholly-owned Pitarrilla property in Mexico during the quarter compared to $5,573,000 in the same quarter of the prior year.

During the second quarter, the company completed a pre-feasibility study for the underground component of the Breccia Ridge Zone, the potential first phase of a staged underground and open pit development of Pitarrilla.  Based on the pre-feasibility study, the underground component of Breccia Ridge now contains probable silver reserves of 91.7 million ounces.

The Breccia Ridge Zone, containing 63% of Pitarrilla’s total silver resource of 643.6 million ounces of measured and indicated silver resources and 82.3 million ounces of inferred silver resources, is the main focus of current project activities and is one of five zones of mineralization identified to date on the property.

As presented in the pre-feasibility study, the underground project has a 12-year mine life, mining 4,000 tonnes per day and producing approximately seven million ounces of silver per year.  Capital costs are projected at $277 million with average operating costs of $33.81/tonne.  Recoveries vary by rock type with expected weighted average recoveries of 88.4% for silver, 93.2% for zinc and 89.6% for lead. Ore processing will produce two concentrates: lead and zinc.

Concurrent with the advancement of the Breccia Ridge underground project, scoping studies are underway, to be followed, if warranted, by a pre-feasibility study on the Breccia Ridge open-pit opportunity. Metallurgical testwork on recoveries of the open-pit, oxide-sulfide material is in progress along with geotechnical drilling data for pit design.

In addition to Breccia Ridge, engineering and testwork continues on the four other surface zones: Peña Dike, Cordon Colorado, Javelina Creek and South Ridge.  These four zones contain approximately one-third of total Pitarrilla resources and will complement the contemplated underground and open-pit scenarios of Breccia Ridge.

Pitarrilla is 100%-owned by Silver Standard and is among the largest silver discoveries in the last decade.

Diablillos

A total of $476,000 was spent at the wholly-owned Diablillos silver-gold project in Argentina during the quarter compared to $1,409,000 in the same quarter of the prior year.

During 2007 and 2008, we completed over 17,700 meters of diamond drilling at the Diablillos Project.  The objective of this program was to better define the known inferred resource.  An independent Qualified Person as defined in NI 43-101 was engaged to prepare an updated resource estimate for the Diablillos project, which was completed in the second quarter of 2009.  The indicated resources now total 640,000 ounces of gold and 77.1 million ounces of silver, in addition to inferred resources totaling 187,000 ounces of gold and 6.3 million ounces of silver.  These resources are based on a $10 recovered metal values cutoff, and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00, 40%).  In addition, a preliminary metallurgical program to assess the heap leaching characteristics of the mineralization at Diablillos has been completed.  A pre-feasibility study will be undertaken that will explore various combinations of milling and heap leaching alternatives for this significant silver-gold resource.

Snowfield

A total of $8,827,000 was spent at this wholly-owned property in Canada during the quarter compared to $4,493,000 in the same quarter of the prior year.

During the quarter, we completed 41,624 meters in 79 holes at the 100%-owned Snowfield Project.  The project, located in northwestern British Columbia, Canada, hosts a significant gold resource at the Snowfield zone comprised of measured and indicated gold resources totaling 4,362,000 ounces and inferred gold resources of 14,276,000 ounces using a cut-off grade of 0.5 grams of gold-equivalent per tonne.

The primary objective of the 2009 program was to drill the Snowfield Zone on 100-meter centers and convert inferred gold resources into measured and indicated resources. In addition, we drill-tested a number of prospective targets in the Brucejack Area, about six kilometers south of the Snowfield Zone.  The 2009 program was very successful in discovering and expanding various gold targets.

Work is underway to complete an updated NI 43-101 mineral resource estimate for the Snowfield Zone and Brucejack area.  Data from nearly 900 historical diamond drill holes drilled from surface and underground in the Brucejack area will be incorporated into this mineral resource estimate.  Completion of the work is expected in the fourth quarter.

San Agustin

In February 2009, an exploration company that had an option to acquire the San Agustin Project elected to not exercise its option, after expending in excess of $10 million in exploration on the property.  As a result, San Agustin now hosts indicated gold resources of 1.59 million ounces and silver resources of 47.9 million ounces; and inferred gold resources of 1.06 million ounces and silver resources of 37.0 million ounces.  The project has excellent exploration potential and a geological review is underway, with additional drilling planned.  We own a 100% interest in the San Agustin Project.

 Additional Disclosures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the three and nine months ended September 30, 2009, we recorded administrative, technical services and expense reimbursements of $38,000 (2008 - $305,000) and $377,000 (2008 - $1,099,000), respectively, from companies related by common directors or officers.  At September 30, 2009, accounts receivable includes $15,000 (December 31, 2008 - $42,000) from these related parties.  Amounts due from related parties are non-interest bearing and without specific terms of repayment.  Transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2008 audited annual consolidated financial statements.  A discussion of the critical accounting estimates and assumptions that management has made and how they affect amounts reported in the consolidated financial statements is included in our Management Discussion & Analysis for the year ended December 31, 2008.  These estimates include:

•	mineral resources and reserves,

•	the carrying value of mineral property costs,

•	the carrying value of the reclamation liability,

•	income and resource taxes,

•	the carrying value of other investments,

•	the valuation of stock-based compensation expense, and

•	the assumptions used in determining the reclamation liability.

Changes in Accounting Policies

Foreign currency translation

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the US dollar as a result of a change in the nature of our operations.

Due to the development of the Pirquitas project as well as our other principal projects in countries other than Canada, a significant portion of our costs are incurred in US dollars.  Our recent debt and equity financings were completed in US dollars, and we now hold majority of our cash and cash equivalents in US dollars.  With commercial production anticipated to commence at our Pirquitas project in 2009, our revenue stream will also be denominated in US dollars.  Concurrent with the change in functional currency, we have also adopted the US dollar as our reporting currency.

As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations have been translated to US dollars using the temporal method on a prospective basis.  Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are recognized in the Consolidated Statement of Loss and Comprehensive Loss.

The comparative financial statements and corresponding notes have been restated from Canadian dollars to US dollars using the current rate method.  Under this method, all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; expense items are translated at the average rate of exchange for the period; one-time income or expense items are translated at the exchange rate on the date of the transaction; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”) in accumulated other comprehensive income.  See note 14 for effect of the change in reporting currency on prior year comparative figures.

Mining Exploration Costs

Effective March 27, 2009, we adopted Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”.  This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets.  The adoption of this standard did not have a significant impact on our consolidated financial statements.

Goodwill and Intangible Assets

Effective January 1, 2009, we adopted Canadian Institute of Chartered Accountants Handbook (“CICA”) Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period”. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, requires companies to take into account their own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2009.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Business combinations and related sections

CICA Handbook Section 1582, “Business Combinations” and Section 1601, “Non-Controlling Interests”, replaces Sections 1581 and 1600, respectively.  The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.  These standards are effective January 1, 2011 prospectively, with early adoption permitted.  We are currently assessing the impact of the new standards on our consolidated financial statements.

Financial instruments

Amendments to CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” related to impairment of financial assets was published by the CICA in July 2009 effective for fiscal years beginning on or after November 1, 2008.  The adoption of this amendment on July 1, 2009 did not have a material impact on our consolidated financial statements.

Additional amendments to CICA Handbook Section 3855 related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.

CICA Handbook Section 3862, “Financial Instruments – Disclosures” has also been amended to improve financial instrument disclosures.  The amendments to Section 3862 are effective for fiscal years beginning on or after September 30, 2009.

We are currently assessing the impact of the new standards on our consolidated financial statements.

International Financial Reporting Standards

We have specific initiatives underway and others have been planned for the transitioning from Canadian GAAP to IFRS.  The current status of the project is as follows:

Resources
•	We have retained the service of a major public accounting firm to provide technical and process management assistance for the project.
•	We will continue to invest in training and resources to ensure a timely and effective conversion.
Process
•	A diagnostic assessment of the key impact areas was completed.
•	An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRS”, has been completed.
•
A detailed assessment of accounting and measurement differences between Canadian GAAP and IFRS on current accounting policies, as well as new policies anticipated to be implemented as we transition to production, is underway.

•	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.
•	We will continue to develop and refine our transition plan
•	Our audit committee is monitoring the implementation progress and is kept informed of issues as they are identified.
•	Our external auditor is advised of the progress status and issues identified.

We anticipate that there will be changes in accounting policies and these changes may materially impact the consolidated financial statements.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value.  As at November 4, 2009, the following common shares and options were outstanding.

	Number of Shares	Exercise Price C$	Remaining Life (years)
Capital stock	71,711,576
Stock options	4,898,750	$10.50 - $40.62	0.3 - 9.6
Fully diluted	76,610,326

Risks and Uncertainties

We are a company focused on the acquisition, exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2008, as amended in August 2009.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The proven and probable reserves and the measured and indicated and inferred resources set forth by us are estimates and there is no certainty that the proven and probable reserves or the measured and indicated levels of silver and other metals will be realized.  Declines in the market price for silver and other metals may adversely affect the economics of a reserve and may require us to reduce our estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries.  In addition, as we maintain our bank accounts primarily in US and Canadian dollars, any increase in the US dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds and investments in Canadian dollars.

Argentina Export Tax

The Pirquitas project has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements.  In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998.  The legality of the export duty has been challenged and is currently under review by the court in Argentina and we will pay this export duty under protest.

Construction Risk

The Pirquitas project is our only mineral property currently under development. The development of the Pirquitas project and the future development of any other properties found to be economically feasible and approved by our board of directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

➢ the timing and cost, which can be considerable, of the construction of mining and processing facilities;
➢ the availability and cost of skilled labor and mining equipment;
➢ the availability and cost of appropriate smelting and refining arrangements;
➢ the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
➢ the availability of funds to finance construction and development activities;
➢ potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and
➢ potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development for the Pirquitas project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas, and as a result, may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot be assured that our activities will result in profitable mining operations at the Pirquitas project or any of our other mineral properties.

Production Risk

We prepare estimates of future production for the Pirquitas project.  We cannot give any assurance that it will achieve its production estimates.  Actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.